RENAISSANCE OIL PROVIDES ADDITIONAL INFORMATION ON AWARDED BLOCKS

January 5, 2016 – Vancouver, BC – Renaissance Oil Corp. (the “Company” or “Renaissance”) (TSX-V: ROE) is pleased to provide additional information on the three petroleum blocks awarded to the Company on December 17, 2015 in Call 3 of Round 1 Mature Field Auction in Mexico.

The three blocks, Mundo Nuevo, Topén and Malva, were the Company’s top three choices in the auction and are in close proximity to each other in the State of Chiapas, which will allow operational efficiencies.  The blocks collectively comprise 74.2 km2 (18,335 acres) and currently have gross production of approximately 650 barrels of medium to light oil and natural gas liquids per day. Renaissance believes that untested upside exists on all three properties to allow significant increases to future production levels.

Renaissance won the blocks by very small differentials of less than 2.5% above each of the second place bid values in a well-attended auction process that saw over 40 companies vying to be the first onshore operators in Mexico’s historic privatization of the energy sector.  In total, all 25 blocks for auction were awarded. Additional information on the auction results and awarded blocks can be found at http://ronda1.gob.mx/?page_id=16419.

According to Comisión Nacional de Hidrocarburos (“CNH”) of Mexico with information provided publically for the Mature Field Auction, these three blocks collectively contained original volumes in place of approximately 140 million barrels of oil and natural gas liquids and have collectively produced approximately 46 million barrels of oil and natural gas liquids, as at January 1, 2015.  The volume estimates publically disclosed by CNH were not prepared by a qualified reserves evaluator in accordance with the Canadian Oil and Gas Evaluation Handbook (“COGEH”) or National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”).  Renaissance will have a third party evaluation conducted on each block this year by a qualified reserves evaluator and will provide the results publically when available.

The acquisitions are expected to be finalized in the second quarter of 2016 at which time Renaissance will post a performance bond of approximately USD$16 million entitling the Company to three (3) license contracts with terms of 25 years each and the potential for two 5 year extensions per license area.  As a component of the winning bids, Renaissance committed to certain minimum work programs for each block designed to enhance current field production which can include the drilling of new wells, workovers of existing wells, acquisition and interpretation of seismic data and other analyses. The initial appraisal stage is expected to last up to two years and estimated costs of the minimum work programs over the three (3) licenses are expected to be within the USD$16 million required bond.

The Company currently has over USD$26 million in cash and restricted cash, therefore has sufficient financial resources to satisfy the required performance bonds and to fund the expenditures of the work program for each block.

“We are in an advantageous position with the ability to complete the minimum work programs for the blocks awarded to Renaissance, having the financial resources and ample time to meet the required commitments,” stated Craig Steinke, Chief Executive Officer of Renaissance.  “Upon finalizing the license contracts, Renaissance will be one of the first independent producers and operators in Mexico’s historical energy privatization. Our bidding success is already providing greater access to additional material business development opportunities.”

Mundo Nuevo

The Mundo Nuevo block is located 70 km southwest of the city of Villahermosa, Tabasco with an areal extent of 27.7 km2 (6,845 acres).  The Mundo Nuevo field, a middle Cretaceous fractured carbonate reservoir, was discovered in 1977.  This field was developed by PEMEX through the drilling of 14 wells, reaching a peak production of over 15,000 barrels per day (bbls/day) of natural gas liquids, in the early 1980’s.  This field is currently producing approximately 130 bbls/day of natural gas liquids, with an average reservoir depth of 3,580 meters.  With the advantage of 3D seismic data, acquired since the original wells were drilled, Renaissance has identified numerous potential new development well locations. In order to satisfy the minimum work commitment for Mundo Nuevo, the Company is required to drill one development well.  Renaissance was awarded the Mundo Nuevo block with an additional royalty amount of 80.69%. According to information publicly released by CNH during the auction process and as of yet unconfirmed by the Company’s own qualified reserves evaluators in accordance to COGEH and NI 51-101, the Mundo Nuevo field was estimated to have contained original volumes in place of 86 million bbls of natural gas liquids and has had cumulative production of 35 million bbls of natural gas liquids, as at January 1, 2015.  Renaissance sees significant opportunity for additional value creation in new well locations as well as application of innovative re-completion technologies.

Topén

The Topén block is located 80 km southwest of the city of Villahermosa, Tabasco with an areal extent of 25.3 km2 (6,251 acres).  The Topén field, an upper Cretaceous fractured carbonate reservoir, was discovered in 1978.  This field was developed by PEMEX through the drilling of 5 wells, reaching a peak production of over 1,500 barrels bbls/day of medium crude oil, in the mid 1980’s.  This field is currently producing approximately 280 bbls/day of oil, with an average reservoir depth of 3,300 meters.  The Topén field is delineated with 3D seismic data acquired since the original wells were drilled.  Renaissance has identified numerous new development well locations and potential for significant field extensions as well as a previously untested area which is supported by seismic amplitude analysis. In order to satisfy the minimum work commitment for Topén, the Company is required to drill one development well.  Renaissance was awarded the Topén block with an additional royalty amount of 78.79%. According to information publicly released by CNH during the auction process and as of yet unconfirmed by the Company’s own qualified reserves evaluators in accordance to COGEH and NI 51-101, the Topén block was estimated to have contained original volumes in place of 40 million bbls of oil and has had cumulative production of 8 million bbls of oil, as at January 1, 2015. Renaissance sees significant opportunity for additional value creation in new well locations as well as application of innovative re-completion technologies.

Malva

The Malva block is located 95 km southwest of the city of Villahermosa, Tabasco with an areal extent of 21.2 km2 (5,239 acres)  The Malva field, an upper Cretaceous limestone reservoir, was discovered in 2003.  This field was developed by PEMEX through the drilling of 4 wells, reaching a peak production of over 2,000 barrels bbls/day of light crude oil, in the late 2000’s.  This field is currently producing approximately 270 bbls/day of light oil, with an average reservoir depth of 2,680 meters.  The Malva field is delineated with 3D seismic data. Renaissance used high tech seismic technology and advanced structural interpretation to identify a number of untested potential hydrocarbon amplitudes and new well locations and field optimization opportunities in the existing producing area.  In order to satisfy the minimum work commitment for Malva, the Company is required to drill two wells. Renaissance was awarded the Malva block with an additional royalty amount of 57.39%.  According to information publicly released by CNH during the auction process and as of yet unconfirmed by the Company’s own qualified reserves evaluators in accordance to COGEH and NI 51-101, the Malva block was estimated to have contained original volumes in place of 13 million bbls of oil and has had cumulative production of 3 million bbls of oil, as at January 1, 2015. Renaissance sees significant opportunity for additional value creation in new well locations as well as application of innovative re-completion technologies.

Focused in Mexico, Renaissance has through this licensing round, firmly established a high quality entry position and is working to further develop a diversified portfolio of lower risk mature fields and unconventional exploration and development opportunities. Mexico’s Energy Reform, now solidly underway, provides Renaissance with unprecedented opportunity to become a major player in a world-class resource base.

RENAISSANCE OIL CORP.

Per:

Craig Steinke

Chief Executive Officer

For further information contact:

Craig Steinke, Chief Executive Officer

Tel: 604-536-3637

Kevin J. Smith, Vice President, Business Development

Tel: 403-200-9047

Cautionary Note Regarding Forward-Looking Statements

Certain information provided in this press release constitutes forward-looking statements. Specifically, this press release contains forward-looking statements regarding expected continuing production levels associated with each of the acquired blocks, efficiencies created, projected capital expenditures with respect thereto, expected results of additional testing and optimization, execution of the necessary agreements, the length of the initial evaluation stage and expenses associated therewith, the results of a future COGEH and NI 51-101 evaluation, the Company’s ability to fund and complete the work programs, projected operating expenses, and sufficiency of resources to fund the performance bonds. This information also includes information regarding the acquisition of the blocks, completion of the acquisition and the benefits to be acquired therefrom including drilling, exploration and production potential, operating costs and other economics. For the purposes of this press release, the Company has assumed that the information received from CNH and other sources regarding production and remaining hydrocarbon pools on the properties is accurate, and that the Company’s estimates of prospective drilling locations, synergistic savings and potential production results are reasonable. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties, including failure to execute the necessary agreements, unexpected declines in production, expenses or costs associated with the acquisition beyond what is anticipated, unforeseen geophysical or geological structures, failing to complete the acquisition of the blocks on terms that are acceptable to the Company or at all. Forward-looking statements are necessarily based on a number of assumptions and judgments, including but not limited to, assumptions relating to the outlook for commodity and capital markets, the political stability in Mexico, the success of future resource evaluation and development activities, the performance of producing wells and reservoirs, well development and operating performance, general economic conditions, weather, and the regulatory and legal environment in Mexico and Canada. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. You can find a discussion of those risks and uncertainties in the Company’s Canadian securities filings. Such factors include, but are not limited to: general economic, market and business conditions; weather conditions and access to properties; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability; outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; uncertainties associated with the regulatory review and approval process in respect to projects; risks associated with the application of early stage technologies; risks associated with oil and gas operations and other factors, many of which are beyond the control of the Company. There is no representation by the Company that actual results achieved during the forecast period will be the same in whole or in part as those forecasted. Except as may be required by applicable securities laws and TSX Venture Exchange, the Company assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

The resources information that can be derived from the information in this press release are estimates only. In general, estimates of oil and natural gas volumes are based upon a number of variable factors and assumptions, such as production rates, ultimate reserves recovery, timing and amount of capital expenditures, ability to transport production, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results. For those reasons, estimates of the oil and natural gas reserves attributable to any particular group of properties, as well as the classification of such reserves prepared by different engineers (or by the same engineers at different times) may vary. In addition, the Company's actual production, revenues, development and operating expenditures will vary from estimates thereof and such variations could be material.

The oil and gas volumetric information presented in this press release was provided to Mature Field Auction participants by CNH for the purposes of permitting the auction participants to evaluate their interest in participating in the auction, are not intended to represent recoverable volumes and are provided for informational purposes only.  To the best of the Company’s knowledge, the “in-place” volumes referred to herein were not estimated by a qualified reserves evaluator (as such term is defined in NI 51-101) and no evaluation or audit in accordance with COGEH or NI 51-101 was undertaken by CNH in the preparation of such estimates.  There is no certainty that such estimates represent any recoverable volumes.  There is no certainty that any portion of the volumes represented by such estimates, that have not already been discovered, will be discovered, and if discovered, there is no certainty that it will be commercially viable to produce any portion of such resources.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.